Hamco Ventures Limited
Mandar House, 3rd Floor
Johnson’s Ghut, Tortola
British Virgin Islands

May 8, 2025

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Hamco Ventures Limited Registration Statement on Form F-1 Amendment No. 1 Response to the Staff’s Comments Dated March 28, 2025 Registration No. 333-283829

Dear Mr. Rhodes, Mr. Decker, Ms. Hough and Mr. Field:

Hamco Ventures Limited (the “Company”), a foreign private issuer incorporated in the British Virgin Islands (the “Company”), submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 28, 2025 on the Company’s registration statement on Form F-1, Amendment No. 1 submitted on February 24, 2025. Concurrently with the submission of this letter, the Company is filing its amendment No. 2 to the registration statement on Form F-1 (the “Amendment No. 2 to the Registration Statement”).

The Staff’s comments from its letter dated March 28, 2025 are repeated below in bold and followed by the Company’s responses.

Prospectus Summary, page 1

1.	We note your response to comment 9 and reissue. Please revise to discuss your auditor’s going concern opinion. Disclose your monthly “burn rate” and the month you will run out of funds without additional capital. Also, revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each. Additionally, please revise to disclose your limited revenue and net losses for the financial periods contained in the registration statement.

The Company has revised the disclosure accordingly.

2. We note your response to comment 10 and reissue. Please disclose each permission or approval that you and your subsidiaries, are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. If you have determined that certain permissions/approvals are not required/applicable, please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.

The Company has revised the disclosure accordingly. The Company engaged PRC counsel to address the issues presented in this comment. We have included the consent of PRC counsel as Exhibit 8.1 to the disclosure.

Cash Transfers and Dividends, page 4

3. We note your revised disclosure in response to comment 12 and reissue in part. Where you discuss cash transfers through your organization, please provide a cross-reference to the consolidated financial statements.

The Company has revised the disclosure by providing the cross reference to the consolidated financial statements.

Business, page 54

4. We note your revised disclosure in response to comment 18 and reissue in part. Please revise your organizational chart on page 54 to include ownership (ordinary and preferred shares) and voting information pre and post-offering regarding public stockholders and your controlling shareholders. Please include enough information so that investors can clearly understand your capital structure and disparate voting rights post-offering.

The Company has revised the disclosure accordingly.

Related Party Transactions, page 69

5. We note your revised disclosure in response to comment 28 and reissue in part. Please revise to disclose the nature of the transaction which created the amount due and any material terms (i.e. maturity dates or interest rates) associated with the amounts due to a director. Refer to Item 7(B) of Form 20-F.

The Company has revised the disclosure accordingly.

 General

6. We note your revised disclosure in response to comment 36 and reissue in part. While we note the experience disclosed for each officer and director, it does not appear to be experience specific to operating a franchise consultant business, and we note there are still instances of expertise disclosed throughout the prospectus. Please reconcile.

The Company has revised the disclosure throughout to reconcile accordingly.

7. We note that the prospectus throughout references a "sole officer." However, we also note that the Management section on page 66 discloses two officers and two directors. Please revise the prospectus throughout as applicable.

The Company has revised this disclosure throughout accordingly.

If you have any questions or further comments regarding the Amendment No. 2 to the Registration Statement, please contact me via email at eddy.chow@hamcopartners.com

Sincerely.

By:	/s/ Chun Leung Chow, (Eddy)
Name:	Chun Leung Chow, (Eddy)
Title:	Chief Executive Officer, Chief Financial Officer, Director